VF 8-28-02 EK

02023431

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47749

RECEIVED AUG 23 2002 SEC MAIL PROCESSING SECTION WASH

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BROCKINGTON SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

490 Wheeler Road Suite 150
(No. and Street)

Hauppauge (City) New York (State) 11788 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Delvecchio 631-234-0303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Koshers & Company CPA's
(Name — *if individual, state last, first, middle name*)

1094 Merrick Avenue (Address) Merrick (City) New York (State) 11566 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Robert Delvecchio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockington Securities Inc., as of June 30, 2002, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Elisa M. DelVecchio
Notary Public, State of New York
No. 01DE6019006
Qualified in Suffolk County
Commission Expires: February 01, 2003

[signature]
Notary Public

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROCKINGTON SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND

ADDITIONAL INFORMATION

JUNE 30, 2002

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

Board of Directors and Shareholders
Brockington Securities Inc.
Hauppauge, New York 11788

We have audited the accompanying statement of financial condition of Brockington Securities Inc. as of June 30, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brockington Securities Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

KOSHERS AND COMPANY, CPA'S
Koshers & Company

August 1, 2002
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Exhibit A

BROCKINGTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 77,530
Receivables from Clearing Firm	22,873
Marketable Securities Owned, at Market Value	419,327
Other Assets	68,197
Total Current Assets	587,927
FIXED ASSETS - Note B	
Fixed Assets Less Accumulated Depreciation of $99,627	37,835
TOTAL ASSETS	$ 625,762

The Accompanying Notes Are An Integral Part Of This Financial Statement.

Exhibit A-1

BROCKINGTON SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued Expenses and Accounts Payable	$ 59,184
Marketable Securities - Short Positions	75
Total Current Liabilities	59,259
STOCKHOLDERS' EQUITY	
Capital Stock, No Par Value, 1500 Shares authorized, 500 Shares issued and outstanding	238,305
Additional Paid In Capital	110,000
Retained Earnings	418,253
Less: Treasury Stock	(200,055)
Total Stockholders' Equity	566,503
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 625,762

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit B

BROCKINGTON SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2002

REVENUES		
Commission Income	$	105,716
Interest and Dividend Income		2,010
Trading Gains/(Losses)		(85,812)
Fee Income		965,000
Other Income		10,318
Total Revenues		997,232
EXPENSES		
Trading Expenses		362,804
Officer Compensation		100,000
Employee Compensation - Benefits		180,048
Occupancy		78,886
Communications		22,741
Other Operating Expenses		309,308
Total Expenses		1,053,787
NET INCOME/(LOSS)BEFORE PROVISION FOR INCOME TAXES		(56,555)
PROVISION FOR CORPORATE INCOME TAXES		6,859
NET INCOME/(LOSS)	$	(49,696)
EARNINGS/(LOSS) PER SHARE OF COMMON STOCK	$	(99.39)

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit C

BROCKINGTON SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Capital Stock	Retained Earnings	Treasury Stock	Add'l Paid In Capital	Total
Balances - June 30, 2001	$ 238,305	$467,949	$(55,650)	$ -0-	$ 650,604
Additions	-0-	-0-	(144,405)	110,000	(34,405)
Net Income /(Loss)	-0-	(49,696)	-0-	-0-	(49,696)
Balances - June 30, 2002	$ 238,305	$418,253	$(200,055)	$ 110,000	$ 566,503

The Accompanying Notes Are An Integral Part
Of This Financial Statement.

Exhibit D

BROCKINGTON SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (49,696)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:	
Depreciation and Amortization	15,914
(INCREASE)/DECREASE IN	
Receivables from Clearing Firm	658,873
Securities Owned	(13,511)
Deposits at Clearing Firm	64,214
Other Receivables & Assets	(27,197)
(DECREASE)/INCREASE IN	
Accrued Expenses and Accounts Payable	(447,860)
Securities Sold, but not yet Purchased	(32,574)
Income Taxes Payable	(64,423)
Payroll Taxes Payable	(2,782)
Due to Clearing Firm	(142,378)
Loans Payable	(31,804)
Total Adjustments	(23,528)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(73,224)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in Fixed Assets	(2,823)
Increase in Additional Paid In Capital	110,000
Purchase of Treasury Stock	(144,405)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(110,452)
CASH AT BEGINNING OF YEAR	187,982
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 77,530

The Accompanying Notes Are An Integral Part Of This Financial Statement.

BROCKINGTON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Brockington Securities, Inc. (the "Company") was formed in September 15, 1994, in Delaware.

The firm received its independent broker dealer registration on July 7th, 1995 and is currently registered in ten (10) states as well as with the National Association of Securities Dealers (NASD) Securities and Exchange Commission (SEC) and the Municipal Security Rule Making Board (MSRB).

The firm entered into a fully disclosed clearing arrangement with Correspondence Services Corp. Since being registered with the NASD and the MSRB, the firm accepts trades in equity issues. Equity trades are accepted on a fully disclosed basis.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Securities owned and to be purchased are valued at market value. The resulting differences between cost and market is included in income.

Fixed Assets are capitalized at cost. Depreciation of fixed assets is computed on the straight line method over the useful lives of seven years.

Cash and cash equivalents includes certificates of deposit with maturities of three months or less.

Deferred Taxes arise as a result of recognizing certain items of income and expense in different periods of financial reporting and for income tax purposes. Deferred taxes are provided on such timing differences.

NOTE 2 - EARNINGS PER COMMON SHARE

Earnings per common share was computed by dividing the net income for the period by 500 shares, the weighted average number of shares outstanding.

BROCKINGTON SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2002

NOTE 3 - EXEMPTION FROM RULE 15C-3

For Securities and Exchange Commission reporting purposes, computations for the determination of the reserve requirements and information relating to the possession of control requirements under Rule 15C3-3 are not included since the Company carries no customers' accounts.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by June 30, 2002, the Company's net capital of $467,001 exceeded the minimum net capital requirement by $367,001; and the Company's ratio of aggregate indebtedness ($748,431) to net capital was 160.26%.

NOTE 5 - COMMITMENT AND CONTINGENCIES

The Company leases its office space under a non cancelable operating lease with term in excess of one year. The lease expires September 30, 2003. The lease expense in 2001 was $78,886. The future minimum lease payments as of June 30, 2002, until expiration:

June 30, 2003	$ 63,005
June 30, 2004	21,002
Total	$ 84,007

The Company has maintained cash balances over $100,000, the Federal Deposit Insurance Corporation's guarantee limit, in certain bank accounts. Under Financial Accounting Standards Board #105 this is an off-balance-sheet risk amount.

NOTE 6 - TREASURY STOCK

During the previous fiscal year The Company purchased the shares of common stock from a shareholder for $55,650. These shares were retired and put into Treasury Stock.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
Brockington Securities, Inc.
Hauppauge, New York

We have audited the financial statement of Brockington Securities, Inc. for the year ended June 30, 2002 and have issued our report thereon dated August 1, 2002. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Koshers & Company

August 1, 2002
Merrick, New York

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Schedule I

BROCKINGTON SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1
JUNE 30, 2002

COMPUTATION OF NET CAPITAL		
Total Assets		$ 625,762
Less: Total Liabilities		(59,259)
NET WORTH		566,503
LESS: NON ALLOWABLE ASSETS		
Fixed Assets, Net	$ 37,835	
Other Non Allowable Assets	300,957	
		338,792
TENTATIVE NET CAPITAL		227,711
HAIRCUTS		48,069
NET CAPITAL		$ 179,642
COMPUTATION OF NET CAPITAL REQUIREMENTS		
6.67% of Aggregate Indebtedness	$ 3,946	
Minimum Net Capital Requirements		
Minimum Dollar Net Capital Required	100,000	
Net Capital Required, Greater of Above		100,000
EXCESS NET CAPITAL		$ 79,642
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		32.94%

* There were differences between the audited and unaudited June 30, 2002 net capital compilations.

See Independent Auditor's Report.

SCHEDULE II

BROCKINGTON SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
JUNE 30, 2002

A computation of reserve requirement is not applicable to Brockington Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditor's Report.

SCHEDULE III

BROCKINGTON SECURITIES, INC.
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2002

Information relating to possession or control requirements is not applicable to Brockington Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2).

See Independent Auditor's Report.

KOSHERS & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

STEPHEN KOSHERS, C.P.A.
MITCHELL H. KOSHERS, C.P.A.

JOSEPH CIPOLLONE, C.P.A.
BRYAN KOSHERS, C.P.A.

Board of Directors
Brockington Securities, Inc.

In planning and performing our audit of the financial statements of Brockington Securities, Inc. for the year ended June 30, 2002, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures including tests of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a). We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the

1094 MERRICK AVENUE • MERRICK, NEW YORK 11566 • (516) 481-1515 • FAX (516) 481-1784

Company has responsibility are safeguard against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we considered to be material weakness as defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Brockington Securities, Inc. for the year ended June 30, 2002 and this report does not affect our report thereon dated August 1, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at June 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers and should not be used for any other purpose.

Koshers & Company

August 1, 2002
Merrick, New York

BROCKINGTON SECURITIES, INC.
RECONCILATION OF NET CAPITAL
BETWEEN AUDITED AND UNAUDITED STATEMENTS
JUNE 30, 2002

Net Capital As Per Auditors Report	$ 179,642
Net Capital As Per Unuaudited Report	190,780
Difference	$ 11,138

The difference is related to a mathematical error relating to the combining of corporate tax receivables and accounts payable.